SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-14157

Telephone and Data Systems, Inc.
(Exact name of registrant as specified in its charter)

30 North LaSalle, Suite 4000, Chicago, IL 60602, 312-630-1900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.50% Trust Originated Preferred Securities of TDS Capital I (Commission File No. 001-13613)*
fully and unconditionally guaranteed by the registrant

8.04% Trust Originated Preferred Securities of TDS Capital II (Commission File No. 001-13853)*
fully and unconditionally guaranteed by the registrant

(Title of each class of securities covered by this Form)

Common Shares, $.01 par value
7.60% Series A Notes due 2041
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

        Pursuant to the requirements of the Securities Exchange Act of 1934, Telephone and Data Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Telephone and Data Systems, Inc.

DATE: September 2, 2003	By: /s/ D. Michael Jack

Name: D. Michael Jack Title: Senior Vice President and Corporate Controller

*             The securities covered by this form were redeemed in full on September 2, 2003. Prior thereto, the registrant at all times owned 100% of the common securities of each of TDS Capital I and TDS Capital II, the Delaware statutory trusts that issued the preferred securities covered by this form. Pursuant to a no-action letter to the registrant dated February 5, 1999, the Division of Corporation Finance did not object if such trusts did not file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934.